Ruralis Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

Monthly | 01/01/2025 to 12/31/2025

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
Assets												
Current Assets												
Stripe	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	0.66	-1.65
Bank of America - Business Adv Fundamentals *4400	0.00	0.00	0.00	100.00	1,400.00	1,674.26	9,781.56	5,031.56	5,031.56	2,544.34	7,950.79	9,181.15
Revolut Business Manual *6790	0.00	0.00	0.02	70,013.26	42,161.62	80,580.04	91,650.59	143,027.11	143,021.09	131,913.01	45,997.87	53,938.55
Total Current Assets	**$0.00**	**$0.00**	**$0.02**	**$70,113.26**	**$43,561.62**	**$82,254.30**	**$101,432.15**	**$148,058.67**	**$148,052.65**	**$134,458.02**	**$53,949.32**	**$63,118.05**
Fixed Assets												
Computers, Servers And Related Hardware Cost	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,298.20
Total Fixed Assets	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$2,298.20**
Other Assets												
Security Deposit - Credit Card	0.00	0.00	0.00	1,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00	8,000.00
Loan Receivable - Ruralis Srl	0.00	0.00	0.00	34,247.83	57,046.97	90,301.35	90,301.35	90,301.35	90,301.35	82,708.76	152,143.37	203,811.28
Total Other Assets	**$0.00**	**$0.00**	**$0.00**	**$35,247.83**	**$65,046.97**	**$98,301.35**	**$98,301.35**	**$98,301.35**	**$98,301.35**	**$90,708.76**	**$160,143.37**	**$211,811.28**
Total Assets	**$0.00**	**$0.00**	**$0.02**	**$105,361.09**	**$108,608.59**	**$180,555.65**	**$199,733.50**	**$246,360.02**	**$246,354.00**	**$225,166.78**	**$214,092.69**	**$277,227.53**
Liabilities												
Current Liabilities												
Payable - Nicolas	0.00	0.00	0.00	1,100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Bank of America - *4078	0.00	0.00	0.00	0.00	3,553.62	5,936.65	-2,159.62	-3,962.66	3,497.09	2,498.97	6,382.58	4,466.16
Amounts Payable to property owner	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	-1,115.98	766.27	2,128.72
Total Current Liabilities	**$0.00**	**$0.00**	**$0.00**	**$1,100.00**	**$3,553.62**	**$5,936.65**	**-$2,159.62**	**-$3,962.66**	**$3,497.10**	**$1,382.99**	**$7,148.85**	**$6,594.88**
Long-term Liabilities												
Convertible Notes	0.00	0.00	0.01	104,261.08	111,233.58	136,314.03	136,314.03	187,699.89	187,699.89	187,699.89	187,699.89	187,699.89
WeFunder Investments	0.00	0.00	0.01	0.01	0.01	58,249.66	93,330.21	93,330.21	93,330.21	93,330.21	93,330.21	161,823.19
Total Long-term Liabilities	**$0.00**	**$0.00**	**$0.02**	**$104,261.09**	**$111,233.59**	**$194,563.69**	**$229,644.24**	**$281,030.10**	**$281,030.10**	**$281,030.10**	**$281,030.10**	**$349,523.08**
Total Liabilities	**$0.00**	**$0.00**	**$0.02**	**$105,361.09**	**$114,787.21**	**$200,500.34**	**$227,484.62**	**$277,067.44**	**$284,527.20**	**$282,413.09**	**$288,178.95**	**$356,117.96**
Equity												
Current Income	0.00	0.00	0.00	0.00	-6,178.62	-19,944.69	-27,751.12	-30,707.42	-38,173.20	-57,246.31	-74,086.26	-78,890.43
Total Equity	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**-$6,178.62**	**-$19,944.69**	**-$27,751.12**	**-$30,707.42**	**-$38,173.20**	**-$57,246.31**	**-$74,086.26**	**-$78,890.43**
Total Liabilities and Equity	**$0.00**	**$0.00**	**$0.02**	**$105,361.09**	**$108,608.59**	**$180,555.65**	**$199,733.50**	**$246,360.02**	**$246,354.00**	**$225,166.78**	**$214,092.69**	**$277,227.53**

GENERATED ON 03/30/2026 AT 7:23:40 PM BY NICOLAS PEPPE VERDEROSA.

Profit & Loss

Monthly | 01/01/2025 to 12/31/2025

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025	Total
Revenue													
Subscription Income	0.00	0.00	0.00	0.00	0.00	1.00	0.00	1.00	6.00	3.00	12.00	16.00	39.00
OTA Commission Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	580.19	1,341.64	1,921.83
Total Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$1.00	$0.00	$1.00	$6.00	$3.00	$592.19	$1,357.64	$1,960.83
Cost of Services/Goods Sold													
Merchant Account Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	185.38	350.31	175.79	0.00	650.44	1,361.92
Total Cost of Services/Goods Sold	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$185.38	$350.31	$175.79	$0.00	$650.44	$1,361.92
Gross Profit	$0.00	$0.00	$0.00	$0.00	$0.00	$1.00	$0.00	-$184.38	-$344.31	-$172.79	$592.19	$707.20	$598.91
Profit Margin	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%	-18438.00%	-5738.50%	-5759.67%	100.00%	52.09%	30.54%
Expenses													
Advertising and Promotion	0.00	0.00	0.00	0.00	0.00	5,170.00	2,101.31	250.00	4,516.46	7,876.35	741.49	77.97	20,733.58
Bank Service Charges	0.00	0.00	0.00	0.00	48.07	96.33	93.83	66.80	82.92	59.74	57.56	268.97	774.22
Charitable Contributions	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	260.50	0.00	260.50
Commissions and Fees	0.00	0.00	0.00	0.00	0.00	0.34	0.00	0.34	2.03	1.01	4.23	12.21	20.16
Continuing Education	0.00	0.00	0.00	0.00	0.00	2,657.96	0.00	0.00	0.00	0.00	0.00	0.00	2,657.96
Contract Labor	0.00	0.00	0.00	0.00	2,773.85	1,247.40	0.00	0.00	0.00	1,576.00	10,171.50	2,006.06	17,774.81
Dues and Subscriptions	0.00	0.00	0.00	0.00	460.00	235.53	496.11	577.08	391.32	350.00	443.90	682.48	3,636.42
Local Meals and Entertainment (50% Deductible)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	850.34	744.22	59.95	1,654.51
Professional Fees	0.00	0.00	0.00	0.00	0.00	1,000.00	0.00	0.00	0.00	369.00	0.00	59.97	1,428.97
Telephone, Cellular, Internet and Cable Services	0.00	0.00	0.00	0.00	946.61	350.33	101.29	248.58	217.88	217.26	216.43	219.40	2,517.78
Travel Expenses (excl. Meals)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	284.01	2,166.71	0.00	2,450.72
Software & Website	0.00	0.00	0.00	0.00	1,950.09	3,009.18	5,013.89	1,629.12	1,910.86	7,316.61	2,625.60	2,125.86	25,581.21
Total Expenses	$0.00	$0.00	$0.00	$0.00	$6,178.62	$13,767.07	$7,806.43	$2,771.92	$7,121.47	$18,900.32	$17,432.14	$5,512.87	$79,490.84
Net Operating Income	$0.00	$0.00	$0.00	$0.00	-$6,178.62	-$13,766.07	-$7,806.43	-$2,956.30	-$7,465.78	-$19,073.11	-$16,839.95	-$4,805.67	-$78,891.93
Operating Margin	0.00%	0.00%	0.00%	0.00%	0.00%	-1376607.00%	0.00%	-295630.00%	-124429.67%	-635770.33%	-2843.67%	-353.97%	-4023.39%
Other Income													
Other/Miscellaneous Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.50	1.50
Total Other Income	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$1.50	$1.50

GENERATED ON 03/30/2026 AT 7:23:57 PM BY NICOLAS PEPPE VERDEROSA. PARAMETER(S): DATES: 01/01/2025 TO 12/31/2025

| Net Income | $0.00 | $0.00 | $0.00 | $0.00 | -$6,178.62 | -$13,766.07 | -$7,806.43 | -$2,956.30 | -$7,465.78 | -$19,073.11 | -$16,839.95 | -$4,804.17 | -$78,890.43 |

GENERATED ON 03/30/2026 AT 7:23:57 PM BY NICOLAS PEPPE VERDEROSA. PARAMETER(S): DATES: 01/01/2025 TO 12/31/2025

Cash Flow Statement

01/01/2025 TO 12/31/2025

Operating Activities

Net Income	-$78,890.43
Security Deposit - Credit Card	-$8,000.00
Loan Receivable - Ruralis Srl	-$203,811.28
Payable - Nicolas	$0.00
Bank of America - *4078	$4,466.16
Amounts Payable to property owner	$2,128.72
OPERATING ACTIVITIES TOTAL	**-$284,106.83**

Investing Activities

Computers, Servers And Related Hardware Cost	-$2,298.20
INVESTING ACTIVITIES TOTAL	**-$2,298.20**

Financing Activities

Convertible Notes	$187,699.89
WeFunder Investments	$161,823.19
FINANCING ACTIVITIES TOTAL	**$349,523.08**

CHANGE IN CASH — $63,118.05

BEGINNING CASH — $0.00

END CASH — $63,118.05

Ruralis Inc.
Statement of Changes in Equity

Accounts	2025 (USD)
Opening Balance of Stockholders' Equity	0.00
Net Loss	(78,890.43)
Closing Balance of Stockholders' Equity	**(78,890.43)**

Ruralis Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Ruralis Inc. (the "Company") is a corporation organized on January 28, 2025 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.